Filed Pursuant to Rule 424(b)(3) Registration No. 333-290082 PROSPECTUS SUPPLEMENT NO. 2 (to Prospectus dated March 31, 2026) __________________________________________ KYIVSTAR GROUP LTD. __________________________________________ 4,350,266 COMMON SHARES 7,666,629 COMMON SHARES UNDERLYING WARRANTS __________________________________________ This Prospectus Supplement No. 1 (this “Supplement”) updates, amends and supplements the prospectus dated March 31, 2026 (including any amendments or supplements thereto, the “Prospectus”) which forms a part of our Registration Statement on Form F-1 (File No. 333-290082) (as amended, the “Registration Statement”), related to the offer and resale from time to time by the Selling Securityholders of up to 4,350,266 Common Shares and up to 7,666,629 Common Shares that are issuable upon exercise of our outstanding public warrants to purchase one Common Share at an exercise price of $11.50 per share. Capitalized terms used in this Supplement and not otherwise defined herein have the respective meanings ascribed to them in the Prospectus. This Supplement is being filed to update, amend and supplement the information previously included in the Prospectus with the information contained in our Report on Form 6-K which was submitted to the U.S. Securities and Exchange Commission (the “SEC”) on May 14, 2026 and is included immediately following the cover page of this Supplement. This Supplement is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Supplement, you should rely on the information in this Supplement. We may further amend or supplement the Prospectus and information in this Supplement from time to time by filing amendments to the Registration Statement or other supplements to the Prospectus, as required. Our Common Shares are listed on the Nasdaq Global Select Market under the symbol “KYIV.” On May 13, 2026, the last reported sale price of our common shares was $14.55 per share. Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 11 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense. The date of this Supplement is May 14, 2026.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the Month of May 2026 Commission File Number: 001-42804 Kyivstar Group Ltd. (Translation of registrant’s name into English) Unit 517, Level 5 Index Tower Dubai International Financial Centre (DIFC) United Arab Emirates (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F. Form 20-F x Form 40-F o EXPLANATORY NOTE On May 14, 2026, Kyivstar Group Ltd. published its earnings release and unaudited interim condensed consolidated financial statements for the three months ended March 31, 2026, copies of which are furnished hereto as Exhibit 99.1 and 99.2 respectively. EXHIBIT INDEX Exhibit No. Description of Exhibit 99.1 Earnings Release for the the three months ended March 31, 2026 99.2 Unaudited interim condensed consolidated financial statements for the three months ended March 31, 2026

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Date: May 14, 2026 Kyivstar Group Ltd. By: /s/ Kaan Terzioğlu Name: Kaan Terzioğlu Title: Executive Chairman and Director

w Earnings Release and Operating Highlights for the First Quarter Ended 31 March 2026 Revenue Up 26.6%, EBITDA Up 23.5% Digital Revenue Up 2.6x (USD terms) Strong Start: Diverse, Profitable Growth

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 2 1Q26 HIGHLIGHTS Note: We use certain non-IFRS measures that are otherwise indicated with “*”. Please see Attachment A for reconciliations to Kyivstar’s non-IFRS measures and Attachment D for a detailed description of such measures 1. Revenue from enterprise identity and credential management services is reported within the Digital Enterprise vertical from 1Q26 (USD 9.7 mn) onward. Prior periods have been reclassified accordingly (1Q25: USD 11.0 mn). 2. Weighted average common shares outstanding for basic and diluted earnings per share (in mn): 230.9 (1Q26) and 206.9 (1Q25). Earnings per Share (EPS)2 USD 0.37 76.2% YoY 78.4% YoY in UAH Total Revenue USD 323 mn +26.6% YoY +31.3% YoY in UAH Telecom & Infrastructure Revenue1 USD 256 mn +8.3% YoY +12.2% YoY in UAH Digital Revenue1 USD 67 mn +256.6% YoY +270.3% YoY in UAH 20.9% of total revenue Mobile ARPU USD 3.8 +14.1% YoY +18.4% YoY in UAH EBITDA* USD 173 mn +23.5% YoY +28.5% YoY in UAH Net Cash Flows from Operating Activities USD 161 mn 25.7% YoY 30.3% YoY in UAH CAPEX USD 67 mn Capex intensity 20.9% Net Profit USD 85 mn 93.2% YoY 99.1% YoY in UAH Equity Free Cashflow (after lease and license)* USD 87 mn 31.9% YoY 36.7% YoY in UAH

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 3 CONTENTS 1Q26 OVERVIEW 04 GROUP PERFORMANCE 07 STRATEGIC DEVELOPMENTS 13 PRESENTATION OF FINANCIAL RESULTS 14 ATTACHMENTS 17 DISCLAIMER AND NOTICE TO READERS 27

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 4 1Q26 OVERVIEW Kyiv, May 13, 2026 – Kyivstar Group Ltd. (“Kyivstar” or “the Group”), Ukraine’s leading digital operator, today announces selected unaudited financial and operating results for the first quarter ended March 31, 2026. • Total revenue increased 26.6% YoY to USD 323 mn (UAH 13.9 bn, +31.3%). This was driven by strong revenue generation across the telecom subscriber base, healthy growth across digital platforms, and the strategic acquisitions of Uklon and Tabletki.ua (“Tabletki”), which further strengthened the Group’s digital ecosystem. • Telecom and infrastructure revenue rose 8.3% YoY to USD 256 mn (UAH 11.1 bn, +12.2%). Growth was driven by sustained ARPU expansion and increasing multiplay penetration, partially offset by lower roaming revenue following Ukraine joining the EU “Roam Like at Home” Single Roaming Area from January 1, 2026. • Digital revenue rose 256.6% YoY to USD 67 mn (UAH 2.9 bn, +270.3%) on the back of Uklon (ride‑hailing platform, consolidated effective April 2025) and Tabletki (online pharmaceutical platform, consolidated effective February 2026). Digital has reached a company record of 20.9% of revenue, a 13.5 p.p. increase YoY. The enterprise identity and credential management services business is reported under the Digital Enterprise vertical from 1Q26 onward, including revenue of USD 9.7 mn (UAH 421.3 mn). Prior periods (1Q25 revenue: USD 11.0 mn, UAH 458.4 mn) have been reclassified accordingly to ensure comparability. • The Group recorded a net profit of USD 85 mn, with earnings per share of USD 0.37. • EBITDA rose 23.5% YoY to USD 173 mn (UAH 7.5 bn, +28.5%) with a 53.5% margin. Kyivstar has also commenced additional EBITDA margin disclosure of 56.4% for its telecom and infrastructure businesses and 42.7% for its digital businesses for 1Q26. • Kyivstar served 22.0 mn mobile customers and 1.2 mn fixed broadband customers as of March 31, 2026. Mobile ARPU increased 14.1% YoY to USD 3.8 (UAH 166.5, +18.4%) for 1Q26. Multiplay customers reached approximately 8.1 mn (+31.6% YoY) and represented 39.6% of one‑month‑active mobile customers as of March 31 2026. • Group digital customers stood at 28.4 mn (+36.8% QoQ). Uklon reached 5.1 mn customers and recorded 43.7 mn rides and 1.5 mn deliveries in 1Q26. Tabletki recorded 15.3 mn average monthly bookings in 1Q26 and processed gross merchandise value (GMV) of USD 258 mn for the quarter. • Capital expenditures excluding licenses and ROU totaled USD 67 mn (UAH 2.9 bn), with capex intensity of 29.9% for the last 12 months and 20.9% for 1Q26, reflecting continued investment in network resilience and targeted reinvestment. • Kyivstar maintained a strong balance sheet with USD 353 mn of cash, cash equivalents and deposits as of March 31, 2026. • Kyivstar continued to execute on its strategic priorities. Kyivstar has recently expanded its collaboration with Starlink with an agreement to resell Starlink high-speed internet services and hardware for businesses and public sector institutions. Over 5 mn customers are using the messaging capabilities of Starlink Direct to Cell services, while Light Data is scheduled to launch later in 2026 pending further trials. Uklon expanded its mobility ecosystem with the launch of a new “Travel” service, enabling customers to book domestic and international bus tickets directly within the Uklon app.

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
1Q26

KYIVSTAR

1Q26: Key highlights (USD mn except per share data)

	1Q26	1Q25	YoY
Total revenue, of which:	323	255	26.6%
Telecom and infrastructure[2]	256	236	8.3%
Digital[2]	67	19	256.6%
Digital revenue as % of total revenue	20.9%	7.4%	13.5 p.p.
EBITDA[1]	173	140	23.5%
Telecom and infrastructure	144	131	10.4%
Digital	29	9	205.6%
Operating profit / EBIT [1]	113	94	20.2%
Net profit for the period	85	44	93.2%
Earnings per share (USD)[3]	0.37	0.21	76.2%
Capex excl. licenses and RoU[1]	67	51	32.0%
LTM capex intensity[1]	29.9%	25.1%	4.8 p.p.
EBITDA after leases (adj. EBITDAaL)[1]	142	113	25.6%
Equity free cash flow (before leases & license)[1]	97	74	31.5%
Equity free cash flow (after leases & license)[1]	87	66	31.9%
	Mar 26	**Dec 25**	**vs. Dec**
Cash and cash equivalents and deposits	353	456	(22.5%)
Total debt including leases	487	478	1.8%
Net debt	(134)	(22)	n.m.
Net cash, excluding leases	259	352	(26.2%)
Total equity	1,341	1,299	3.3%

	1Q26	1Q25	YoY	4Q25	3Q25	2Q25
Telecom metrics (mn)						
Mobile customers	22.0	22.7	(3.0%)	22.4	22.5	22.4
Broadband customers	1.2	1.1	11.7%	1.2	1.1	1.1
4G customers	15.3	14.3	7.0%	15.4	15.0	14.4
4G subscriber base penetration	69.6%	63.1%	6.5 p.p.	68.7%	66.5%	64.5%
Multiplay customers	8.1	6.1	31.6%	7.3	6.6	6.5
Mobile ARPU (USD)	3.8	3.4	14.1%	3.8	3.7	3.5
Churn rate (annualized, %)	16.2%	15.7%	0.5 p.p.	13.5%	9.9%	15.1%
Monthly data usage per customer (GB)	14.9	11.4	31.0%	14.7	13.0	12.6

	1Q26	4Q25	QoQ
Digital metrics (mn)			
Total digital customers[4]	**28.4**	**20.8**	**36.8%**
Includes:			
My Kyivstar	8.7	7.8	10.3%
Helsi	4.9	4.8	2.7%
Tabletki	6.3	-	n.m.
Kyivstar TV	3.4	3.1	10.7%
Uklon	5.1	5.1	1.0%
Rides	43.7	43.6	0.2%
Deliveries	1.5	1.3	9.6%

1. See Attachment A for reconciliations to Kyivstar's non-IFRS measures and Attachment D for a detailed description of such measures.
2. Revenue from enterprise identity and credential management services has been reported within the Digital Enterprise vertical from 1Q26 (USD 9.7 mn) onward. Prior periods have been reclassified accordingly (1Q25 USD 11.0 mn).
3. Weighted average common shares outstanding for basic and diluted earnings per share (in mn): 230.9(1Q26), 206.9 (1Q25).
4. Digital customers refer to active users in 1Q26.

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1Q26

KYIVSTAR

1Q26: Key highlights (UAH mn except per share data)

	1Q26	1Q25	YoY
Total revenue, of which:	13,983	10,648	31.3%
Telecom and infrastructure[2]	11,062	9,859	12.2%
Digital[2]	2,921	789	270.3%
Digital revenue as % of total revenue	20.9%	7.4%	13.5 p.p.
EBITDA[1]	7,490	5,828	28.5%
Telecom and infrastructure	6,242	5,435	14.8%
Digital	1,249	393	217.6%
Operating profit / EBIT[1]	4,878	3,908	24.8%
Net profit for the period	3,687	1,852	99.1%
Earnings per share (UAH)[3]	16.0	9.0	78.5%
Capex excl. licenses and RoU[1]	2,923	2,131	37.2%
LTM capex intensity[1]	29.9%	25.1%	4.8 p.p.
EBITDA after leases (adj. EBITDAaL)[1]	6,175	4,699	31.4%
Equity free cash flow (before leases & license)[1]	4,204	3,085	36.3%
Equity free cash flow (after leases & license)[1]	3,760	2,751	36.7%
	Mar 26	**Dec 25**	**vs. Dec**
Cash and cash equivalents and deposits	15,463	19,319	(20.0%)
Total debt including leases	21,318	20,259	5.2%
Net debt	(5,855)	(940)	n.m.
Net cash, excluding leases	11,364	14,912	(23.8%)
Total equity	58,744	55,078	6.7%

	1Q26	1Q25	YoY	4Q25	3Q25	2Q25
Telecom metrics (mn)						
Mobile customers	22.0	22.7	(3.0%)	22.4	22.5	22.4
Broadband customers	1.2	1.1	11.7%	1.2	1.1	1.1
4G customers	15.3	14.3	7.0%	15.4	15.0	14.4
4G subscriber base penetration	69.6%	63.1%	6.5 p.p.	68.7%	66.5%	64.5%
Multiplay customers	8.1	6.1	31.6%	7.3	6.6	6.5
Mobile ARPU (UAH)	166.5	140.6	18.4%	161.1	153.1	146.0
Churn rate (annualized,%)	16.2%	15.7%	0.5 p.p.	13.5%	9.9%	15.1%
Monthly data usage per customer (GB)	14.9	11.4	31.0%	14.7	13.0	12.6

	1Q26	4Q25	QoQ
Digital metrics (mn)			
Total digital customers[4]	**28.4**	**20.8**	**36.8%**
Includes:			
My Kyivstar	8.7	7.8	10.3%
Helsi	4.9	4.8	2.7%
Tabletki	6.3	-	n.m.
Kyivstar TV	3.4	3.1	10.7%
Uklon	5.1	5.1	1.0%
Rides	43.7	43.6	0.2%
Deliveries	1.5	1.3	9.6%

1. See Attachment A for reconciliations to Kyivstar's non-IFRS measures and Attachment D for a detailed description of such measures.
2. Revenue from enterprise identity and credential management services has been reported within the Digital Enterprise vertical from 1Q26 (UAH 421.3 mn) onward. Prior periods have been reclassified accordingly (1Q25 UAH 458.4 mn).
3. Weighted average common shares outstanding for basic and diluted earnings per share (in mn): 230.9(1Q26), 206.9 (1Q25).
4. Digital customers refer to active users in 1Q26. Prior periods come with adjustments to reflect refinements in data collection and reporting, including a switch to 3-month-active metrics to improve comparability between periods and services.

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1Q26

GROUP PERFORMANCE

Kyivstar delivered revenue growth of 31.3% YoY to UAH 13.9 bn in 1Q26. This was driven by robust revenue growth across the telecom subscriber base and continued expansion across the digital suite. The quarter saw sustained strength across verticals, underscoring the successful execution of the Group's multiplay and digital strategies.

Revenue breakdown

Revenue, mn	USD			UAH		
	1Q26	1Q25	YoY	1Q26	1Q25	YoY
Total, of which:	**323**	**255**	**26.6%**	**13,983**	**10,648**	**31.3%**
Telecom and infrastructure, of which:	**256**	**236**	**8.3%**	**11,062**	**9,859**	**12.2%**
Mobile	243	223	8.7%	10,515	9,335	12.6%
Fixed	12	13	(1.8%)	533	524	1.8%
Infrastructure	0.3	-	n.m	14	-	n.m.
Digital	**67**	**19**	**256.6%**	**2,921**	**789**	**270.3%**

Note: Revenue from enterprise identity and credential management services has been reported within the Digital Enterprise vertical from 1Q26 onward. Prior periods have been reclassified accordingly.

Telecom and infrastructure revenue grew 12.2% YoY to reach UAH 11.1 bn in 1Q26, driven by mobile ARPU climbing 18.4% YoY to UAH 166.5 (USD 3.8) on the back of growing customer migration to 4G plans and higher data consumption. Growth was offset by lower roaming revenue due to Ukraine joining the EU's Roam Like at Home Single Roaming Area from the beginning of 2026. Kyivstar's leading network quality and deepening integration of digital services into core customer propositions supported the positive telecom trends. Revenue from the 12.9 MW solar power plant (acquired in December 2025) is reflected within telecom and infrastructure revenue.

Digital revenue increased more than threefold, accounting for 20.9% of revenue for 1Q26. Organic growth across all digital products contributed, though the bulk of growth came from the consolidation of Uklon (effective April 2025) and Tabletki (effective February 2026).

Resilient telecom and infrastructure revenue

Telecom and infrastructure revenue growth was driven by gains in ARPU, facilitated by ongoing subscriber migration to 4G, upgrades to 4G packages and higher data usage. Mobile ARPU for 1Q26 rose 18.4% YoY to UAH 166.5 (USD 3.8).

- **Kyivstar maintains leadership in the Ukrainian telecom market** with 22.0 mn mobile subscribers as of March 31, 2026. QoQ trends reflect typical seasonality and ongoing rationalization as customers with multiple SIMs from multiple companies allow secondary cards to drop out of the active user base.
- **Fixed broadband customers rose 11.7% YoY,** including approximately 52,000 customers from the Shtorm acquisition. Ex-Shtorm, customers grew 7.0%. The highly fragmented broadband market remains a potential area for inorganic growth.
- **Ongoing 4G migration.** The 4G customer base grew 7.0% YoY to 15.3 mn with 4G penetration rising 6.5 pp to 69.6% of the mobile customer base. Transition to 4G is the basis of ongoing expansion of multiplay customers and greater data usage.
- **Lower roaming revenue,** following the introduction of EU-Ukraine roaming arrangements under the "Roam Like at Home" framework effective January 2026.

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1Q26

Key subscriber and usage data

	1Q26	1Q25	YoY	4Q25	3Q25	2Q25
Mobile customers (mn)	22.0	22.7	(3.0%)	22.4	22.5	22.4
Broadband customers (mn)	1.2	1.1	11.7%	1.2	1.2	1.1
4G customers (mn)	15.3	14.3	7.0%	15.4	15.0	14.4
4G penetration (%)	69.6%	63.1%	6.5 p.p.	68.7%	66.5%	64.5%
Mobile ARPU (UAH)	166.5	140.6	18.4%	161.1	153.1	146.0
Mobile MoU (minutes per month)	297	290	2.3%	296	288	295
Data usage per customer (GB/month)	14.9	11.4	31.0%	14.7	13.0	12.6

Multiplay customers

Multiplay	USD			UAH		
	1Q26	1Q25	YoY	1Q26	1Q25	YoY
Revenue (mn)	122	88	39.3%	5,289	3,659	44.5%
Customers (mn)	8.1	6.1	31.6%	8.1	6.1	31.6%
ARPU	5.3	4.8	11.6%	230	199	15.8%

Through its multiplay strategy, Kyivstar aims to consistently increase multiplay customers (defined as customers who have consumed (i) voice, (ii) 4G data, and (iii) at least one digital application) by cross-selling its products and services. Customers can add digital subscriptions or services to their paid connectivity plans in a "superpower" bundle. While the customer is offered an improved value proposition, ARPU also rises. Multiplay customers also have a significantly lower churn rate than voice-only customers. Multiplay customers grew 31.6% YoY to 8.1 mn as of March 31, 2026, now representing 39.6% of the total one-month active customer base. Multiplay revenue increased 44.5% YoY in UAH terms (39.3% YoY in USD) and now represents 51.1% of total revenue.

Game-changing digital execution

Kyivstar's evolution into a connectivity-anchored digital ecosystem continued to deliver tangible progress, reflected in an improving revenue mix and stronger operating metrics in 1Q26.

Total digital customers reached 28.4 mn (+36.8% QoQ), reflecting both organic growth and the consolidation of Uklon and Tabletki. The growing customer base spans health, mobility, entertainment, and marketplace verticals, providing the Group with daily, high-frequency touchpoints to further boost customer engagement across the digital ecosystem.

Digital customers

	1Q26	4Q25	QoQ
Digital customers, of which:	**28.4**	**20.8**	**36.8%**
My Kyivstar	8.7	7.8	10.3%
Helsi	4.9	4.8	2.7%
Tabletki	6.3	-	n.m.
Kyivstar TV	3.4	3.1	10.7%
Uklon	5.1	5.1	1.0%

1. Digital customers refer to active users in 1Q26.

Digital revenue rose 270.3% YoY to UAH 2.9 bn (USD 67 mn, +256.6% YoY), with its contribution to total revenue reaching a company record of 20.9% in 1Q26, up from 7.4% in 1Q25. While this change was largely driven by the strategic consolidations of Uklon (effective April 2025) and Tabletki (effective February 2026), underlying organic growth across core digital products remains robust as well.

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1Q26

Digital revenue by platform

Revenue in mn	USD			UAH		
	1Q26	1Q25	YoY	1Q26	1Q25	YoY
Digital revenue, of which:	**67.4**	**18.9**	**256.6%**	**2921**	**789**	**270.3%**
Uklon	32.9	-	n.m.	1,426	-	n.m.
Helsi	2.1	1.6	31.5%	93	68	36.5%
Tabletki	5.3	-	n.m.	234	-	n.m.
Kyivstar TV	10.5	2.1	389.9%	453	89	408.5%
Digital Enterprise[1]	16.5	15.1	9.1%	715	632	13.2%

1. Revenue from enterprise identity and credential management services has been reported within the Digital Enterprise vertical from 1Q26 onward. Prior periods have been reclassified accordingly.

Uklon: Evolving into a one-stop mobility platform

In 1Q26 Uklon generated UAH 1.4 bn in revenue and UAH 539 mn in EBITDA. The consolidated financials highlight a business with strong scale in Ukraine and growing momentum in Uzbekistan.

Uklon has expanded its mobility ecosystem with the launch of a new "Travel" service, enabling customers to book domestic and international bus tickets directly within the Uklon app. The new Travel service builds on Uklon's existing platform, which already serves both consumers and businesses through ride-hailing, delivery, and AdTech services. By integrating intercity and cross-border bus travel, Uklon takes another step in its evolution into a comprehensive, one-stop mobility platform.

Financials, mn	USD			UAH		
	1Q26	1Q25	YoY	1Q26	1Q25	YoY
Revenue	32.9	-	n.a.	1,425.8	-	n.a.
EBITDA*	12.4	-	n.a.	538.9	-	n.a.
Operating metrics, mn						
No. of rides	43.7	-	n.a.	43.7	-	n.a.
No. of deliveries	1.5	-	n.a.	1.5	-	n.a.

Note: These results do not represent a full fiscal year and reflect performance from the acquisition close date of April 2, 2025 onward, as indicated in the table. We use certain non-IFRS measures that are otherwise indicated with "*". Please see Attachment A for reconciliations to Kyivstar's non-IFRS measures and Attachment D for a detailed description of such measures

Helsi: Scaling its paying customer base

Helsi is Ukraine's leading health-tech platform, recording 4.9 mn customers (+2.7% QoQ) as of 1Q26. Helsi's paid models had more than 87,000 subscribers by end 1Q26 versus 57,000 at end 2025. Family and individual medical care subscription plans and the adoption of detailed health insight products are driving growth, in turn supported by expanded cooperation between marketing, customer research, and product development. Health insight products include a growing suite of automatic interpretation of medical test results and features to track biomarkers. The Helsi Superpower bundle – a plan within Kyivstar mobile packages that extends Helsi's advanced digital health functionality to Kyivstar subscribers and strengthens cross ecosystem synergies – is seeing meaningful traction and has become a core driver of conversion to paying customers.

Helsi is deeply embedded in Ukraine's eHealth ecosystem, which powers appointment scheduling, prescriptions, and health records management. This integration creates high switching costs and makes Helsi incomparably useful for both patients and providers. It also demonstrates Kyivstar's dedication to ESG and CSR, as access to high-quality, digital healthcare is a national priority during wartime.

As of March 31, 2026, Kyivstar customers were able to access 1,700 public and private clinics and nearly 41,000 medical professionals. Patients made 2.4 mn appointments through Helsi in 1Q26.

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1Q26

Tabletki: Leading online marketplace for healthcare

Tabeltki.ua ("Tabletki") was consolidated effective February 2026 and contributed UAH 234 mn (USD 5.3 mn) in revenue and UAH 196 mn (USD 4.5 mn) in EBITDA in 1Q26. The gross merchandise value (GMV) of bookings facilitated through the platform amounted to UAH 11.2 bn for 1Q26, while total orders reached 30.6 mn. Revenue recognized reflects the transfer of services rendered, and Tabletki recognizes only its commission and service fees from this service.

Tabletki is Ukraine's leading online marketplace for healthcare and facilitates customers' access to medicines, as well as nutrition and other healthcare products, aggregating data on availability and pricing. It partners with more than 14,000 pharmacies across Ukraine and facilitated an average of 15.3 mn monthly bookings in 1Q26, reflecting its role as a trusted, everyday healthcare tool for Ukrainian families.

Financials[1], mn	USD			UAH		
	1Q26	1Q25	YoY	1Q26	1Q25	YoY
Revenue	5.3	n.a.	n.a.	233.9	n.a.	n.a.
EBITDA	4.5	n.a.	n.a.	195.8	n.a.	n.a.
Operating metrics[1], mn						
Customers[2]	6.3	n.a.	n.a.	6.3	n.a.	n.a.
GMV	257.7	n.a.	n.a.	11,210	n.a.	n.a.
Average monthly bookings	15.3	n.a.	n.a.	15.3	n.a.	n.a.

1. 1Q26 Tabletki metrics reflect results for February and March 2026 only.
2. Digital customers refer to active users in 1Q26.

Kyivstar TV sustains growth spurred by original content

Kyivstar TV continued its growth in 1Q26, with the customer base reaching a record 3.4 mn (10.7% QoQ) in the quarter. Performance was supported by a strong content offering, including the Kyivstar TV Originals crime drama series "Tykha Nava," which became the most watched title on the platform since launch and supported new customer acquisition.

Provided as both a mobile OTT internet application and a fixed/IPTV broadband service, Kyivstar TV is the largest media streaming service in Ukraine by number of customers. As of March 31, 2026, 46.4% of the Group's broadband customers were also digital TV customers, reflecting the two services' synergies. The service's role in customers' entertainment choices continues to expand, with user sessions rising 11.7% YoY in 1Q26 to 931 mn.

Digital Enterprise: Big Data drives sustained growth, complemented by Cloud

The Digital Enterprise division encompasses a diverse range of offerings, mostly in the B2B space. As a whole, the vertical generated revenue of UAH 715 mn in 1Q26, a gain of 13.2% YoY (USD 16.5 mn, 9.1% YoY). Contracts across the vertical grew 31% YoY to 2.2 mn in 1Q26.

The Big Data and AI business generated the majority of the quarter's growth, reaching UAH 192 mn (+82% YoY; USD 4.4 mn, 75% YoY), supported by continued AdTech enhancements, analytics growth and AI-driven customer engagement. The Adwisor self-service AdTech platform saw registered clients climb from more than 3,800 at end 4Q25 to more than 4,000 at end of 1Q26.

The Cloud business sustained strong momentum with 47% YoY growth to UAH 99.3 mn (USD 2.3 mn, +42% YoY), underpinned by renewed Microsoft partner designations, expanded cybersecurity partnerships, and closer regional integration within VEON, altogether reinforcing Kyivstar's positioning as a trusted cloud and digital transformation partner. B2B cloud clients reached 613.

The national LLM initiative advanced in line with its strategic roadmap, including a public vote that has named the project and model "Syaivo" ("Glow").

Identity and credential management services saw revenue decline 8.1% YoY to UAH 421.3 mn (USD 9.7 mn, -11.4% YoY) as a result of the continuing technological shift to alternative channels versus SMS.

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EARNINGS RELEASE
& OPERATING HIGHLIGHTS
1Q26

Capital expenditure

Capex excluding licenses and RoU for 1Q26 was UAH 2.9 bn (USD 67 mn) with a capex intensity of 20.9%. The capex intensity underscores Kyivstar's commitment to investments that sustain network quality and resilience amid the war.

- **Capex focus:** Continued reinvestment in network resilience, further fiber rollout and energy security. Network modernization, regulatory compliance measures, and power-saving feature installations are key drivers of YoY investment growth, ensuring high quality standards for customers.
- **Energy resilience:** Kyivstar's network sites are now equipped with backup batteries, inverters and solar power, reducing vulnerability to grid instability and proceeding in line with contemporary legal requirements. Kyivstar will continue to comply on this matter, inclusive of any new regulatory requirements that may come into force going forward. As of March 2026, the Group had funded the installation of approximately 9,970 generators (stationary diesel generators, mobile diesel generators and third-party stationary diesel generators) and approximately 253,300 additional batteries for backup capacity and improved network resilience.

Financial overview

Kyivstar Group Limited USD mn	1Q26	1Q25	YoY
Total revenue	323	255	26.6%
Telecom and infrastructure	256	236	8.3%
Digital[1]	67	19	256.6%
EBITDA	173	140	23.5%
Telecom and infrastructure	144	131	10.4%
Digital	29	9	205.6%
EBITDA margin (%)	53.5%	54.9%	(1.4 p.p.)
Telecom and infrastructure	56.4%	55.3%	1.1 p.p.
Digital	42.7%	49.8%	(7.1 p.p.)
Depreciation and amortization	(58)	(44)	31.8%
Impairment	(2)	(2)	(9.7%)
Operating profit / EBIT [2]	113	94	20.2%
Net finance costs	(14)	(14)	n.m.
Other non-operating loss, net	(1)	(1)	n.m.
Net foreign exchange gain / (loss)	6	(21)	(128.6%)
Profit before tax	104	58	79.3%
Income taxes	(19)	(14)	35.7%
Effective tax rate (%)	18.3%	24.1%	(5.9%)
Net profit	85	44	93.2%
WANS (basic)	230.9	206.9	
WANS (diluted)	230.9	206.9	
EPS (basic)	0.37	0.21	76.2%
EPS (diluted)	0.37	0.21	76.2%

1. Revenue from enterprise identity and credential management services has been reported within the Digital Enterprise vertical from 1Q26 (USD 9.7 mn) onward. Prior periods have been reclassified accordingly (1Q25 USD 11.0 mn).
2. See Attachment A for reconciliations to Kyivstar's non-IFRS measures and Attachment D for a detailed description of such measures.

Total revenue growth of 26.6% for 1Q26 reflects continued growth in revenue generation across the telecom subscriber base, as well as gains across Kyivstar's digital platforms and as a result of the Group's recent acquisitions of Uklon and Tabletki. Partly offsetting the positive trend is lower roaming revenue following Ukraine joining the EU's Roam Like at Home Single Roaming Area from the start of this year.

EBITDA growth of 23.5% for 1Q26 was driven by revenue growth, digital acquisitions, operating leverage, and disciplined cost management. To provide greater visibility into our evolving business mix, Kyivstar commences additional EBITDA margin disclosure: our core telecom and infrastructure margin expanded 1.1 p.p. YoY to 56.4%, while our digital business margin stood at 42.7% for 1Q26. Consequently, the total EBITDA margin declined by 1.4 p.p. YoY to 53.5% for the quarter, reflecting the intentional, accelerated scaling of these high-growth, lower-margin digital platforms.

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EARNINGS RELEASE
& OPERATING HIGHLIGHTS
1Q26

Depreciation and amortization increased 31.8% for 1Q26, reflecting sustained investment in network capacity, spectrum-related assets, digital platforms and IT infrastructure, as well as the timing of recent capex entering the depreciation cycle.

Operating profit (EBIT) increased 20.2% for 1Q26, supported by the higher EBITDA and partly offset by the higher depreciation and amortization costs.

Finance costs were largely stable YoY in 1Q26. These reflect the net impact of interest on lease liabilities, interest expenses on payables to VEON and interest income on cash balances.

Other non-operating loss did not show significant change compared to the prior period.

Foreign exchange gain / (loss) change was driven by a net long hard-currency position in 1Q26 that generated a foreign exchange gain from local currency depreciation, compared with an FX loss in 1Q25 primarily driven by debt revaluation.

Income tax expense rose 35.7% in 1Q26, mainly driven by the higher profit before tax. The effective tax rate declined YoY to 18.3% for 1Q26 (from 24.1% in 1Q25) primarily due to the impact of non-deductible FX losses in 1Q25.

Net profit rose 93.2% YoY for the quarter to USD 85 mn, with an EPS of USD 0.37 per share.

Liquidity and capital structure

Revenue	USD			UAH		
	31 Mar 26	31 Dec 25	QoQ	31 Mar 26	31 Dec 25	QoQ
Cash and cash equivalents and deposits	353	456	(22.5%)	15,463	19,319	(20.0%)
Gross debt of which	**487**	**478**	**1.8%**	**21,318**	**20,259**	**5.2%**
Bonds and loans - principal	94	104	(10.0%)	4,098	4,407	(7.0%)
Lease liabilities - principal	393	374	5.1%	17,219	15,852	8.6%
Net debt	**(134)**	**(22)**	**n.m.**	**(5,855)**	**(940)**	**n.m.**
Net cash excluding leases	**259**	**352**	**(26.2%)**	**11,364**	**14,912**	**(23.8%)**

Note: Cash and cash equivalents and deposits at the end of the period also include deposits of USD 0.4 mn (UAH 17 mn as of March 2026), 1 mn (UAH 27 mn as of December 2025).

Kyivstar reported UAH 15.5 bn (USD 353 mn) in cash and cash equivalents as of March 2026. The QoQ decline primarily reflects the payments for the acquisitions (Tabletki, Sunvin and Shtorm), partially offset by capital generated in the quarter. Bonds and loans outstanding primarily reflects the debt to VEON and immaterial external debt. Lease liabilities associated with towers transferred to Ukraine Tower Company are fully recognized under IFRS 16.

12

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 13 STRATEGIC DEVELOPMENTS Kyivstar has expanded its collaboration with SpaceX with an agreement to resell Starlink high-speed internet services and hardware for businesses and public sector institutions, such as schools, universities, hospitals, and community clinics in Ukraine. The agreement broadens Kyivstar’s portfolio of advanced digital services and enables Ukrainian businesses to purchase Starlink Kits and high-speed internet services from Starlink directly through Kyivstar. By adding Starlink’s high- speed internet to its existing terrestrial mobile and fixed networks, Kyivstar becomes Ukraine's sole provider capable of offering businesses a fully integrated, multi-layer connectivity stack. Over 5 mn customers have now used the messaging capabilities of Direct to Cell services, while Light Data is scheduled to launch later in 2026 pending further trials. Along with Starlink, Mastercard and other partners, Kyivstar has also been piloting the operation of 4G-enabled PoS terminals via satellite. Through its collaboration with SpaceX and beyond, Kyivstar is aiming to ensure stable communications for key services (particularly emergency and government) in scenarios where terrestrial networks are unavailable, an effort again emphasizing Kyivstar’s commitment to CSR and ESG in the most extreme of circumstances. In March, Uklon announced the expansion of its mobility ecosystem with the launch of a new “Travel” service, enabling customers to book domestic and international bus tickets directly within the Uklon app. The new Travel service builds on Uklon’s existing platform, which already serves both consumers and businesses through ride- hailing, delivery, and AdTech services. By integrating intercity and cross-border bus travel, Uklon continues to evolve into a comprehensive, one-stop mobility platform. Development of the Ukrainian LLM is progressing, delivering core foundational milestones essential for near-term performance and long-term ecosystem integrity. The LLM has been officially named “Syaivo” (“Glow”) as a result of a poll held on Ukrainian government app Diia, reemphasizing the national significance of the project.

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
1Q26

PRESENTATION OF FINANCIAL RESULTS

Kyivstar's results presented in this document are, unless otherwise stated, based on International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them.

The non-IFRS information disclosed in the document, including, among other things, EBITDA, Uklon EBITDA, Tabletki EBITDA, EBITDA margin, EBITDA (after leases), Equity Free Cash Flow (before leases and licenses), Equity Free Cash Flow (after leases and licenses) and capex excl. licenses, Total debt including leases, and capex intensity trends, is defined in Attachment D and reconciled to the comparable IFRS information in Attachment A.

Consolidated Income Statement

USD mn except earnings per share	1Q26	1Q25
Revenue	323	255
Cost of services, equipment and accessories	(33)	(24)
Selling, general and administrative expenses	(118)	(91)
Depreciation	(38)	(31)
Amortization	(20)	(13)
Impairment	(2)	(2)
Other operating income	1	-
Operating profit	113	94
Finance costs	(18)	(21)
Finance income	4	7
Other non-operating loss	(1)	(1)
Net foreign exchange gain / (loss), net	6	(21)
Profit before tax	104	58
Income taxes	(19)	(14)
Profit for the period[1]	85	44
Basic and diluted earnings per share	0.37	0.21
Weighted average shares outstanding:		
Basic and diluted	230.9	206.9

1. Weighted average common shares outstanding for basic and diluted earnings per share (in mn): 230.9 (1Q26), 206.9 (1Q25).

14

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 15 Consolidated statement of financial position USD mn 31 Mar 2026 31 Dec 2025 Assets Non-current assets Property and equipment 886 849 Intangible assets, excluding goodwill 440 363 Goodwill 206 128 Investments and derivatives 2 2 Other assets 64 88 Total non-current assets 1,598 1,430 Current assets Inventories 2 3 Trade and other receivables 35 37 Receivables from related parties 38 49 Investments and derivatives 125 119 Current income tax assets - 5 Other assets 29 24 Cash and cash equivalents 353 455 Total current assets 582 692 Total assets 2,180 2,122 Equity and liabilities Equity Equity attributable to equity owners of the parent 1,341 1,299 Total Equity 1,341 1,299 Non-current liabilities Debt and derivatives 298 287 Provisions 7 9 Deferred tax liabilities 25 21 Other liabilities 8 8 Total non-current liabilities 338 325 Current liabilities Trade and other payables 147 141 Debt and derivatives 228 229 Provisions 10 10 Current income tax payables 18 19 Other liabilities 98 99 Total current liabilities 501 498 Total equity and liabilities 2,180 2,122 Note: please refer to Attachment B for UAH denominated statement. Upon listing, the debt and derivatives started to reflect a current liability associated with the fair value of the outstanding Kyivstar warrants, at USD 28 mn as of March 31, 2026. Under IFRS, these warrants are carried at fair value with changes in fair value recorded through profit or loss and are measured at each reporting period end, with the valuation being driven by the market price of the warrant at the end of the quarter.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 16 Consolidated statement of cash flows USD mn 1Q26 1Q25 Operating activities Profit before tax 104 58 Non-cash adjustments to reconcile profit before tax to net cash flows Depreciation, amortization and impairment loss 60 46 Finance costs 18 21 Finance income (4) (7) Other non-operating loss 1 1 Foreign exchange (gain) / loss (6) 21 Changes in trade, other receivables and prepayments 7 1 Changes in inventories - - Changes in trade and other payables 4 16 Changes in provisions, pensions and other 2 1 Interest paid (16) (14) Interest received 4 2 Income tax paid (13) (18) Net cash flows from operating activities 161 128 Investing activities Purchase of property, plant and equipment (50) (35) Purchase of intangible assets (14) (19) Payments on deposits (9) (10) Acquisition of subsidiaries, net of cash acquired (165) - Net cash flows used in investing activities (238) (64) Financing activities Repayment of debt (10) - Payment of principal portion of lease liabilities (10) (8) Investment in shares of VEON Ltd. - (22) Net cash flows used in financing activities (20) (30) Net (decrease) / increase in cash and cash equivalents (97) 34 Net foreign exchange difference (5) 4 Cash and cash equivalents at beginning of period 455 674 Cash and cash equivalents at end of period 353 712

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 17 ATTACHMENTS Contents of the Attachments ATTACHMENT A Reconciliation tables 19 ATTACHMENT B Condensed Financial Statements (in UAH) 21 ATTACHMENT C Rates of functional currency to USD 24 ATTACHMENT D Definitions 25

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 18 Attachment A: Reconciliation Tables Management believes that the below non-IFRS measures are useful to investors in evaluating our operating performance. We use non-IFRS measures in addition to results determined in accordance with IFRS in order to evaluate our financial and operating performance, to generate future operating plans and make strategic decisions. We believe that these measures, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because they provide additional tools for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies operating in similar industries, subject to differences in the way it is calculated by different companies, because they provide consistency and comparability with past financial performance. Profit for the period to EBITDA reconciliation (USD mn) 1Q26 1Q25 Profit for the period 85 44 Income taxes 19 14 Amortization 20 13 Depreciation 23 18 Depreciation of right of use asset (A) 15 13 Impairment 2 2 Foreign exchange (gain) / loss, net (6) 21 Other non-operating loss 1 1 Finance income (4) (7) Finance costs 2 7 Financial expense from lease liability (B) 16 14 EBITDA (C) 173 140 EBITDA after leases (adj. EBITDAaL) [C-(A+B)] 142 113 Uklon: Profit for the period to EBITDA reconciliation (USD mn) 1Q26 1Q25 Profit for the period 10 n.a. Income taxes 1 n.a. Amortization 2 n.a. Depreciation - n.a. Net foreign exchange gain (0.2) n.a. Finance income (0.3) n.a. Finance costs - n.a. EBITDA 12 n.a. Tabletki: Profit for the period to EBITDA reconciliation (USD mn) 1Q26 1Q25 Profit for the period 4.4 n.a. Income taxes 0.04 n.a. Amortization 0.03 n.a. Finance income 0.04 n.a. EBITDA 4.5 n.a. Note: 1Q26 Tabletki metrics reflect results for February and March 2026 only.

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
1Q26

CAPEX reconciliation (USD mn)	1Q26	1Q25
Capex (excl. license and RoU)	**67**	**51**
Difference in timing b/w accrual and payment for capex	(3)	3
Cash capex (excluding license payments) [1]	**64**	**54**

1. *Total cash paid for capex is USD 64 mn, including purchase of property, plant and equipment of USD 50 mn and purchase of intangible assets of USD 14 mn.*

Cash Flow Statement to EFCF reconciliation (USD mn)	1Q26	1Q25	YoY
Net cash flow from operating activities	**161**	**128**	**33**
Proceeds from sales of non-current assets	1	-	1
Cash capex (excluding license payments)	(64)	(54)	(10)
Equity free cash flow (before leases and licenses)	**97**	**74**	**23**
Lease liabilities - Principal	(10)	(8)	(2)
Licenses payments	-	-	-
Equity free cash flow (after leases and licenses)	**87**	**66**	**21**

Profit for the period to EBITDA reconciliation (UAH mn)	1Q26	1Q25
Profit for the period	3,687	1,852
Income taxes	820	585
Amortization	873	543
Depreciation	1,030	763
Depreciation of right of use asset (A)	631	531
Impairment	79	84
Gain on disposal of non-current assets	(1)	-
Foreign exchange (gain) / loss, net	(263)	858
Other non-operating loss	18	42
Finance income	(164)	(285)
Finance costs	96	258
Financial expense from lease liability (B)	684	598
EBITDA (C)	7,490	5,828
EBITDA after leases (adj. EBITDAaL) [C-(A+B)]	6,175	4,699

Uklon: Profit for the period to EBITDA reconciliation (UAH mn)	1Q26	1Q25
Profit for the period	**426**	**n.a.**
Income taxes	40	n.a.
Amortization	90	n.a.
Depreciation	4	n.a.
Net foreign exchange gain	(8)	n.a.
Finance income	(15)	n.a.
EBITDA	**537**	**n.a.**

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EARNINGS RELEASE
& OPERATING HIGHLIGHTS
1Q26

Tabletki: Profit for the period to EBITDA reconciliation (UAH mn)	1Q26	1Q25
Profit for the period	**195**	**n.a.**
Income taxes	2	n.a.
Amortization	1	n.a.
Finance income	(2)	n.a.
EBITDA	**196**	**n.a.**

Note: 1Q26 Tabletki metrics reflect results for February and March 2026 only.

CAPEX reconciliation (UAH mn)	1Q26	1Q25
Capex (excl. license and RoU)	2,923	2,131
Difference in timing b/w accrual and payment for capex	(142)	124
Cash capex (excluding license payments)	2,781	2,255

Cash Flow Statement to EFCF reconciliation(UAH mn)	1Q26	1Q25	YoY
Net cash flow from operating activities	6,957	5,340	1,617
Proceeds from sales of noncurrent assets	28	-	28
Cash capex (excluding license payments)	(2,781)	(2,255)	(526)
Equity free cash flow (before leases and licenses)	**4,204**	**3,085**	**1,119**
Lease liabilities - Principal	(444)	(334)	(110)
Licenses payments	-	-	-
Equity free cash flow (after leases and licenses)	3,760	2,751	1,009

20

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
1Q26

Attachment B: Condensed Financial Statements in UAH

Consolidated income statement

(UAH mn*) except earnings per share	1Q26	1Q25	YoY
Total operating revenue	13,983	10,648	31.3%
Cost of service, equipment and accessories	(1,441)	(1,002)	43.8%
Selling, general and administrative expenses	(5,078)	(3,817)	33.0%
Depreciation	(1,661)	(1,294)	28.4%
Amortization	(873)	(543)	60.8%
Impairment, net	(79)	(84)	(6.0%)
Gain on disposal of non-current assets	1	-	n.m.
Other operating income	26	-	n.m.
Operating profit	4,878	3,908	24.8%
Net finance costs	(616)	(571)	7.9%
Other non-operating loss	(18)	(42)	(57.1%)
Net foreign exchange gain / (loss), net	263	(858)	(130.7%)
Profit before tax	4,507	2,437	84.9%
Income taxes	(820)	(585)	40.2%
Profit for the period[1]	3,687	1,852	99.1%
Earnings per share[1]			
Basic	16.0	9.0	
Diluted	16.0	9.0	

1. Weighted average common shares outstanding for basic and diluted earnings per share (in mn): 230.9 (1Q26), 206.9 (1Q25).

*We present certain financial information in respect of Kyivstar Group and certain of its operating companies in local currency terms. This non-IFRS financial information is intended to present the results of Kyivstar Group in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance to our management and to investors. This non-IFRS financial information should not be considered in isolation from, or as a substitute for, the Group's unaudited financial statements presented in the Group's reporting currency included herein.

For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, please refer to Attachment C of this document.

21

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 22 Consolidated statement of cash flows (UAH mn*) 1Q26 1Q25 Operating activities Net cash flows from operating activities 6,957 5,340 Investing activities Net cash flows used in investing activities (10,287) (2,672) Financing activities Net cash flows used in financing activities (882) (1272) Net (decrease) / increase in cash and cash equivalents (4,212) 1,396 Net foreign exchange difference 366 (216) Cash and cash equivalents at beginning of period 19,292 28,334 Cash and cash equivalents at end of period 15,446 29,514 *We present certain financial information in respect of Kyivstar Group and certain of its operating companies in local currency terms. This non-IFRS financial measure is intended to present the results of Kyivstar Group in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance for our management and for investors. This non-IFRS financial measure should not be considered in isolation from, or as a substitute for the Group’s audited financial statements as reported under IFRS. For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, please refer to Attachment C of this document.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 23 Consolidated statement of financial position (UAH mn*) 31 Mar 2026 31 Dec 2025 Assets Non-current assets Property and equipment 38,817 36,007 Goodwill 9,026 5,419 Intangible assets, excluding goodwill 19,245 15,369 Other non-current assets 2,892 3,824 Total non-current assets 69,980 60,619 Current assets Cash and cash equivalents 15,446 19,292 Trade and other receivables 1,537 1,560 Other current assets 8,520 8,475 Total current assets 25,503 29,327 Total assets 95,483 89,946 Equity and liabilities Total Equity 58,744 55,078 Non-current liabilities Debt and derivatives 13,060 12,126 Other non-current liabilities 1,729 1,600 Total non-current liabilities 14,789 13,726 Current liabilities Trade and other payables 6,442 6,019 Debt and derivatives 9,984 9,717 Other current liabilities 5,524 5,406 Total current liabilities 21,950 21,142 Total equity and liabilities 95,483 89,946 *We present certain financial information in respect of Kyivstar Group and certain of its operating companies in local currency terms. This non-IFRS financial measure is intended to present the results of Kyivstar Group in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance for our management and for investors. This non-IFRS financial measure should not be considered in isolation from, or as a substitute for the Group’s audited financial statements as reported under IFRS. For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, please refer to Attachment C of this document.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 24 Attachment C: Rates of functional currencies to USD Average rates Closing rates 1Q26 1Q25 YoY 31 Mar’26 31 Mar’25 YoY Ukraine Hryvnia 43.3 41.8 (3.7%) 43.8 41.5 (5.6%) Note: The foreign exchange (FX) rates presented above have been sourced from Bloomberg.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 25 Attachment D: Definitions 4G customers 4G customers are mobile customers who used fourth-generation (4G or LTE) network technologies during the three months prior to the measurement date. ARPU (average revenue per user/customer) measures the monthly average revenue per mobile customer. We generally calculate ARPU by dividing our mobile telecommunication and digital service revenue generated by our own subscribers during the relevant period by the average number of our mobile customers during the period and the number of months in that period. Telecommunication revenue includes all mobile connectivity-related revenue, exclusive of revenue from device sales, while digital revenue is limited to revenue from mobile and web digital platforms. Capital expenditures (capex) is a non-IFRS financial measure and is defined as capex excluding licenses and ROU as purchases of property, plant and equipment and intangible assets, after deducting additions in licenses and right-of-use assets. Capex intensity is a ratio that is calculated as last-twelve-month (LTM) capex excluding licenses and ROU divided by LTM total revenue. Digital customers includes gross total cumulative users for the reported period of all digital platforms, services and applications offered by an entity or by the Group and includes users who are active in more than one application. Digital revenue includes digital services and platforms, spanning entertainment (gaming, music, and video streaming), e-commerce, ride-hailing, super apps. It also includes enterprise solutions such as credential management services as well as digital offerings in health. Digital EBITDA represents the portion of EBITDA generated from Kyivstar Group Ltd’s digital services and platforms. Digital EBITDA is calculated by applying the definition of EBITDA to the results of operations attributable to these digital services and platforms. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA. Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. We calculate Adjusted EBITDA as profit/(loss) for the period, before impairment loss, financial expenses and costs, net foreign exchange gain/(loss), share of profit/(loss) of associates and joint ventures, and listing expense, which is also excluded from the calculation. EBITDA margin is calculated as EBITDA (as defined above) divided by total revenue, expressed as a percentage. EBITDA after leases (adj. EBITDAaL) is calculated as EBITDA (as defined above) after lease expense. Equity free cash flow (before leases and licenses) is a non-IFRS measure and is defined as free cash flow from operating activities and proceeds from sale of non-current assets, less cash flow used in investing activities. Equity free cash flow (after leases and licenses) is a non-IFRS measure and is defined as free cash flow from operating activities and proceeds from sale of business, less cash flow used in investing activities, excluding license payments, lease payments, cash outflows for business acquisitions, inflow/outflow of deposits, and financial assets, cash inflows from sale of business and proceeds from share issuance. Gross debt is calculated as the sum of long-term notional debt and short-term notional debt, including capitalized leases. Gross merchandise value (GMV) is calculated as total monetary value of goods or services facilitated through the platform over a given period, before deducting commissions, fees, discounts, refunds, or costs. Mobile customers (also mobile subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 26 and MMS or abandoned calls. The Group’s total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Multiplay customers are customers who also used one or more of Kyivstar’s digital products at any time during the one month prior to such measurement date. Effective 1Q25, 4G usage below the 100 MB threshold is included in Multiplay and Double Play 4G customer count (excluded prior to 1Q25). Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt, including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents and deposits, long-term and short-term deposits. Kyivstar believes that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and deposits and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Group’s financial position. Revenue from telecommunications services and from infrastructure (“telecom and infrastructure revenue” or “telecom and infra revenue”) is revenue generated by Kyivstar Group Ltd from providing telecommunication services and infrastructure services. Telecommunication services refer to fixed and mobile voice, data, interconnection, roaming, messaging, and value-added services. Infrastructure services primarily relate to energy infrastructure assets, primarily solar energy solutions owned by KGL, with electricity supplied to the national energy grid in accordance with applicable market and regulatory frameworks. EBITDA from telecommunications services and from infrastructure (“telecom and infrastructure EBITDA” or “telecom and infra EBITDA”) represents the portion of EBITDA generated by Kyivstar Group Ltd from providing telecommunications and infrastructure operations. Telecom/infra EBITDA is calculated by applying the definition of EBITDA to the results of these telecom and infrastructure activities.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 27 DISCLAIMER AND NOTICE TO READERS Kyivstar’s results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the international Accounting Standards Board and have not been externally reviewed and/or audited. As such, you should not place undue reliance on this information. Also, certain amounts and percentages have been subject to rounding adjustments. This presentation includes certain financial and operating measures, including EBITDA, Uklon EBITDA, Tabletki EBITDA, EBITDA margin, EBITDA (after leases), Equity Free Cash Flow (before leases and licenses), Equity Free Cash Flow (after leases and licenses), CAPEX excl. licenses and ROU, Total debt including leases, Net cash, excluding leases and Net debt, that are not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) or IFRS. These non-GAAP/non-IFRS measures, and other measures that are calculated using these non- GAAP/non-IFRS measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP or IFRS and should not be considered as an alternative or substitute those determined in accordance with GAAP or IFRS. The Group believes these non-GAAP/non-IFRS financial measures provide valuable insights into key financial and business trends, offering management and potential investors a useful tool for evaluating the Group’s performance and comparing it with peers that report similar metrics. These non-GAAP/non-IFRS measures have limitations, including potential differences in definition from those used by other companies, which may affect comparability. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions, including sanctions and countersanctions, in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly. This document contains “forward-looking statements” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward- looking statements include, but are not limited to, statements relating to Kyivstar Group’s strategic plans, operating results, targets or financial positions, Kyivstar Group’s intended expansion of its digital ecosystem, including through technologies such as artificial intelligence; and Kyivstar’s assessment of the impact of the war in Ukraine on its current and future operations and financial condition. While the forward-looking statements included in this document are based on management’s best assessment, there are numerous risks and uncertainties that could cause Kyivstar Group’s actual results, plans and objectives to differ materially from those expressed, such as those risks discussed in the section entitled “Risk Factors” in Kyivstar Group’s annual report on Form 20-F filed with the SEC on March 16, 2026 as such document may be amended or supplemented from time to time and other public filings made by Kyivstar Group with the SEC. You are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof and we disclaim any obligation to update them, except to the extent required by applicable law.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 28 Kyivstar Group Ltd. Index Tower, Unit 517, Level 5 Dubai International Financial Centre Dubai, United Arab Emirates ir@kyivstargroup.com

Unaudited interim condensed consolidated financial statements Kyivstar Group Ltd. As of and for the three-month period ended March 31, 2026

TABLE OF CONTENTS Interim condensed consolidated income statement 2 Interim condensed consolidated statement of comprehensive income 3 Interim condensed consolidated statement of financial position 4 Interim condensed consolidated statement of changes in equity 5 Interim condensed consolidated statement of cash flows 6 General information 7 1 General information 7 Operating activities 12 2 Segment information 12 3 Share based payments 13 4 Income taxes 14 Investing activities 15 5 Significant transactions 15 6 Property and equipment 18 7 Intangible assets and Goodwill 19 Financing activities 20 8 Investments, debt and derivatives 20 9 Cash and cash equivalents 23 10 Dividends and Capital Distributions 24 11 Issued Capital and Reserves 24 Additional information 25 12 Related parties 25 13 Risks, commitments, contingencies and uncertainties 26 14 Events after the reporting period 26 15 New standards, interpretations and amendments adopted by the group 27 Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 1

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT for the three-month period ended March 31: (In millions of U.S. dollars except nominal value and per share data) Note 2026 2025* Revenue 2 323 255 Cost of services, equipment and accessories (33) (24) Selling, general and administrative expenses (118) (91) Depreciation (38) (31) Amortization (20) (13) Impairment (2) (2) Other operating income 1 — Operating profit 113 94 Finance costs (18) (21) Finance income 4 7 Other non-operating loss, net (1) (1) Net foreign exchange gain / (loss), net 6 (21) Profit before tax 104 58 Income tax 4 (19) (14) Profit for the period 85 44 Basic and diluted earnings per share $ 0.37 $ 0.21 Weighted average shares outstanding: Basic and Diluted 230,874,735 206,942,440 The accompanying notes are an integral part of these interim condensed consolidated financial statements. Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 2 * Prior period comparatives have been reclassified to conform with the current period presentation

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME for the three-month period ended March 31: Note Three-month period (In millions of U.S. dollars except nominal value and per share data) 2026 2025 Profit for the period 85 44 Items that may be reclassified to profit or loss Foreign currency translation (44) 15 Fair value re-measurement of financial instruments 8 — 2 Other comprehensive (loss) / income, net of tax (44) 17 Total comprehensive income, net of tax 41 61 The accompanying notes are an integral part of these interim condensed consolidated financial statements. Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 3

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION as of: (In millions of U.S. dollars except nominal value and per share data) Note March 31, 2026 December 31, 2025 Assets Non-current assets Property and equipment 6 886 849 Intangible assets, excluding goodwill 7 440 363 Goodwill 7 206 128 Investments and derivatives 2 2 Other assets 64 88 Total non-current assets 1,598 1,430 Current assets Inventories 2 3 Trade and other receivables 35 37 Receivables from related parties 8, 12 38 49 Investments and derivatives 8 125 119 Current income tax assets — 5 Other assets 29 24 Cash and cash equivalents 9 353 455 Total current assets 582 692 Total assets 2,180 2,122 Equity and liabilities Equity Equity attributable to equity owners of the parent 1,341 1,299 Total equity 1,341 1,299 Non-current liabilities Debt and derivatives 8 298 287 Provisions 7 9 Deferred tax liabilities 25 21 Other liabilities 8 8 Total non-current liabilities 338 325 Current liabilities Trade and other payables 147 141 Debt and derivatives 8, 12 228 229 Provisions 10 10 Current income tax payables 18 19 Other liabilities 98 99 Total current liabilities 501 498 Total equity and liabilities 2,180 2,122 The accompanying notes are an integral part of these interim condensed consolidated financial statements. Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 4

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the three-month period ended March 31, 2026:

		Attributable to equity owners of the parent							
(In millions of U.S. dollars except nominal value and per share data)	Note	Number of shares outstanding	Net investment attributable to owners of the parent	Issued capital	Capital Surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total equity
As of January 1, 2026		**230,863,624**	**—**	**2**	**2,400**	**24**	**965**	**(2,092)**	**1,299**
Profit for the period		—	—	—	—	—	85	—	85
Total comprehensive income		**—**	**—**	**—**	**—**	**—**	**85**	**—**	**85**
Other	3	—	—	—	—	1	—	—	1
As of March 31, 2026		**230,863,624**	**—**	**2**	**2,400**	**25**	**1,050**	**(2,092)**	**1,385**

for the three-month period ended March 31, 2025:

		Attributable to equity owners of the parent							
(In millions of U.S. dollars except nominal value and per share data)	Note	Number of shares outstanding	Net investment attributable to owners of the parent	Issued capital	Capital surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total equity
As of January 1, 2025		**—**	**3,160**	**—**	**—**	**—**	**—**	**(2,080)**	**1,080**
Retroactive effect of Capital Reorganization		206,942,440	(3,160)	2	2,143	4	1,011	—	—
As of January 1, 2025, recasted		**206,942,440**	**—**	**2**	**2,143**	**4**	**1,011**	**(2,080)**	**1,080**
Profit for the period		—	—	—	—	—	44	—	44
Other comprehensive income		—	—	—	—	2	—	15	17
Total comprehensive income		—	—	—	—	2	44	15	61
As of March 31, 2025		**206,942,440**	**—**	**2**	**2,143**	**6**	**1,055**	**(2,065)**	**1,141**

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026
5

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS for the three-month period ended March 31: Three-month period (In millions of U.S. dollars) Note 2026 2025* Operating activities Profit before tax 104 58 Non-cash adjustments to reconcile profit before tax to net cash flows Depreciation, amortization and impairment loss 60 46 Finance costs 18 21 Finance income (4) (7) Other non-operating loss, net 1 1 Net foreign exchange (gain) / loss, net (6) 21 Changes in trade and other receivables and prepayments 7 1 Changes in trade and other payables 4 16 Changes in provisions, pensions and other 2 1 Interest paid (16) (14) Interest received 4 2 Income tax paid (13) (18) Net cash flows from operating activities 161 128 Investing activities Purchase of property, plant and equipment (50) (35) Purchase of intangible assets (14) (19) Payments on deposits (9) (10) Acquisition of subsidiaries, net of cash acquired 5 (165) — Net cash flows used in investing activities (238) (64) Financing activities Repayment of debt (10) — Payment of principal portion of lease liabilities (10) (8) Investment in shares of VEON Ltd. — (22) Net cash flows used in financing activities (20) (30) Net (decrease) / increase in cash and cash equivalents (97) 34 Net foreign exchange difference (5) 4 Cash and cash equivalents at beginning of period 455 674 Cash and cash equivalents at end of period 9 353 712 The accompanying notes are an integral part of these interim condensed consolidated financial statements. Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 6 * Prior period comparatives have been reclassified to conform with the current period presentation

GENERAL INFORMATION ABOUT THE COMPANY 1 GENERAL INFORMATION Kyivstar Group Ltd. (the "Company" and collectively with its subsidiaries referred to as "Kyivstar Group" or the "Group"), an exempted company limited by shares, was incorporated under the laws of Bermuda with registration number 202504557, in Bermuda on March 7, 2025. The registered office of the Company is Victoria Place, 31 Victoria Street, Hamilton, HM10, Bermuda. The principal place of business is located at Index Towers (East Tower), Unit 517, Dubai (DIFC), United Arab Emirates. The Company was formed for the purpose of becoming the ultimate parent company of Kyivstar Group. On August 14, 2025, the Company consummated a Business Combination transaction with Cohen Circle Acquisition Corp. (“Cohen Circle”) and VEON Amsterdam B.V., pursuant to which VEON Amsterdam B.V. contributed its shares in Kyivstar Holdings B.V. to the Company in exchange for the Company’s shares, and the shareholders of Cohen Circle contributed the net assets of Cohen Circle in exchange for the Company’s shares. As a result of these transactions, Kyivstar Holdings B.V. became a wholly owned subsidiary of the Company and the Company became the ultimate parent of Kyivstar Group. The transaction represented a capital reorganization and establishment of a new holding company structure and did not result in changes to the underlying operations of the Group. The Company’s Common Shares and Warrants are listed on the Nasdaq Stock Market under the symbols "KYIV" and "KYIVW," respectively. Kyivstar Group’s operations include the operations of the following entities (i) Kyivstar Group Ltd., (ii) Kyivstar Holdings B.V. ("Kyivstar Holdings") and (iii) JSC Kyivstar and its subsidiaries ("Kyivstar"). The main operating company in Kyivstar Group is Kyivstar. Kyivstar was established and registered on September 3, 1997 under the laws of Ukraine. JSC Kyivstar’s registered legal address is at 53 Degtyarivska St. Kyiv 03113 Ukraine. JSC Kyivstar’s head office is located at the registered legal address and the principal place of JSC Kyivstar's business is its registered legal address. JSC Kyivstar has a main office in Kyiv, Ukraine. Kyivstar provides mobile connectivity services on 2G, 3G and 4G/LTE networks. Kyivstar also offers voice and data services on fixed networks, including mobile and fixed converged services in consumer and business segments. Its digital portfolio includes Kyivstar TV, offered on IPTV platforms as well as mobile, big data and technology services through Kyivstar.Tech, digital health services through Helsi and Tabletki, ride-hailing and delivery through Uklon, self-care application MyKyivstar and consumer cloud offerings as well as B2B services. BASIS OF PRESENTATION These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board, effective at the time of preparing the interim condensed consolidated financial statements. The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2025 as included in the Annual Report on the Form 20-F filed on March 16, 2026. The accounting policies applied are consistent with those applied in the preparation of the annual financial statements for the year ended December 31, 2025, except for any new standards and interpretations adopted as of January 1, 2026. These unaudited interim condensed consolidated financial statements have been prepared on a historical basis, except for certain financial instruments and other items that are measured at fair value, as disclosed in the relevant accounting policies. The interim condensed consolidated income statement has been presented based on the nature of the expense, other than ‘Selling, general and administrative expenses’, which has been presented based on the function of the expense. Additional information on the nature of expenses is provided where relevant in the notes to the interim condensed consolidated financial statements. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 7

Table of Contents

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

Certain amounts reported in the interim condensed consolidated income statement, statement of financial position and cash flows have been reclassified in order to conform to the current period presentation.

The interim condensed consolidated financial statements have been prepared on a going concern basis. Due to the ongoing war between Russia and Ukraine, material uncertainties affecting the Group's ability to continue as a going concern are discussed in detail at the end of this note.

The comparative information for the period ended March 31, 2025 does not represent the interim condensed consolidated financial statements of the Company as a legal parent. Instead, it has been prepared on a combined (predecessor) basis and reflects the financial information for Kyivstar Holdings B.V. and its subsidiaries. Accordingly, such information may not be fully comparable to the Group's financial statements for the current period and does not necessarily reflect the results of operations, financial position or cash flows that would have been presented had the current group structure been in place.

The functional currency of Kyivstar is Ukrainian Hryvnia ("UAH"), the currency of the primary economic environment in which Kyivstar operates. The interim condensed consolidated financial statements are presented in United States dollars ("U.S. dollar" or "US$"). In these Notes, U.S. dollar amounts are presented in millions, except for share amounts and as otherwise indicated.

FOREIGN CURRENCY TRANSLATION

For the purpose of these interim condensed consolidated financial statements, the assets and liabilities measured in the functional currency are translated into U.S. dollars at exchange rates prevailing on the balance sheet date, whereas income and expenses are generally translated into U.S. dollars at historical monthly average exchange rates. Foreign currency translation adjustments resulting from the process of translating financial statements into U.S. dollars are reported in other comprehensive income and accumulated within a separate component of Equity.

BASIS OF CONSOLIDATION

The interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Subsidiaries are all entities (including structured entities) over which the Company has control. Interests held by Kyivstar Group in its principal subsidiaries as of March 31:

	2026		2025	
Name	Interest	Country of operation	Interest	Country of operation
JSC Kyivstar	99.995 %	Ukraine	99.995 %	Ukraine
LLC Kyivstar.Tech	100.00 %	Ukraine	100.00 %	Ukraine
LLC Helsi Ukraine *	97.99 %	Ukraine	97.99 %	Ukraine
LLC Lan Trace	100.00 %	Ukraine	100.00 %	Ukraine
LLC Uklon Corporate *	97.00 %	Ukraine	—	—
LLC Uklon Tech *	97.00 %	Ukraine	—	—
LLC Uklon Ltd *	97.00 %	Cyprus	—	—
Uklon LLC (100.00% subsidiary of LLC Uklon Ltd)	100.00 %	Uzbekistan	—	—
Kyivstar Holdings B.V.***	100.00 %	Netherlands	100.00 %	Netherlands
Kyivstar Cayman Corp.**	—	—	100.00 %	Cayman Islands
SUNVIN 11 LLC	100.00 %	Ukraine	—	—
LLC ISP Shtorm	100.00 %	Ukraine	—	—
LLC MTPK	100.00 %	Ukraine	—	—
LLC Farmel (100.00% subsidiary of LLC MTPK)	100.00 %	Ukraine	—	—
LLC Farma Studio (100.00% subsidiary of LLC MTPK)	100.00 %	Ukraine	—	—

**In each of these subsidiaries, a symmetrical put and call option agreement for the remaining ownership interest exists. As a result, on each respective acquisition date, the Company determined that it had a present ownership interest in the remaining ownership percentage and has consolidated these subsidiaries fully at 100%.*

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 8

**The entity was liquidated on January 28, 2026. ***Name of VEON Holdings B.V. has been changed to Kyivstar Holdings B.V., effective February 10, 2026. On February 10, 2026, JSC Kyivstar entered into a share purchase agreement to acquire 100% of the equity interests of LLC MTPK and its subsidiaries, LLC Farmel and LLC Farma Studio (together, the “Tabletki Group”), a Ukrainian business providing an online platform for searching and booking medicines and other pharmacy products. The transaction closed on February 10, 2026 for a purchase consideration of US$160. On February 26, 2026, the Group acquired 100% of the equity interests of ISP Shtorm LLC, a regional fixed broadband operator providing internet services to residential and business customers in Ukraine for a purchase consideration of US$10. Refer to "major developments during three-month period ended March 31, 2026" for more details. In the interim condensed consolidated financial statements subsidiary undertakings – which are those companies in which the Group directly or indirectly, has an interest of more than half of the voting rights or otherwise has power to exercise control over the operations – have been fully consolidated. Intercompany transactions, balances and unrealized gains or losses on transactions between Kyivstar Group companies are eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with Kyivstar Group’s accounting policies. GOING CONCERN As of May 14, 2026, the war in Ukraine is ongoing, millions of people have fled Ukraine, and the country has sustained significant damage to infrastructure and assets. Currently, we have 21.9 million subscribers in Ukraine, where they are supported by approximately 5,469 employees. Kyivstar Group’s priority is to protect the safety and well-being of our employees and their families. We have developed and, in some cases, implemented additional contingency plans to relocate work and/or personnel who are integral to the provision of essential communication services to other geographies and add new locations, as appropriate. As of May 14, 2026, most of our Ukraine subsidiary’s employees remain in the country. The war has resulted in events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern: • The Company may need to record future impairment charges in Ukraine, which could be material, if the war continues or escalates and/or due to macroeconomic conditions. • As of May 14, 2026, the Company continues to conclude that neither VEON Ltd. nor any of its subsidiaries is targeted by sanctions imposed by any of the United States, European Union (and individual EU member states) and the United Kingdom. However, the interpretation and enforcement of these sanctions and counter-sanctions may result in unanticipated outcomes and could give rise to material uncertainties, which could complicate our business decisions. For example, to protect U.S. foreign policy and national security interests, the U.S. government has broad discretion to at times impose a broad range of extraterritorial “secondary” sanctions under which non-U.S. persons carrying out certain activities may be penalized or designated as sanctioned parties, even if the activities have no ties, contact with, or nexus to the United States or the U.S. financial system at all. These secondary sanctions could be imposed on the Company or any of the Company’s subsidiaries if they were to engage in activity that the U.S. government determined was undertaken knowingly and rose to the level of material or significant support to, for, or on behalf of certain sanctioned parties. • Ukraine has also implemented and may implement further sanctions or measures on individuals or entities with close ties to Russia, which may negatively impact Kyivstar, if VEON is considered by local Ukrainian authorities as being a company controlled by sanctioned persons. In October 2023, VEON received notification from local custodian that the following percentages of the corporate rights in our Ukrainian subsidiaries have been frozen: (i) 47.85% of Kyivstar, (ii) 100% of Ukraine Tower Company ("UTC"), a related party to the Company, (iii) 100% of Kyivstar.Tech, and (iv) 69.99% of Helsi Ukraine. On November 29, 2024, the Shevchenkivskyi District Court of Kyiv ruled in favor of a request to unfreeze 47.85% of VEON’s corporate rights in Kyivstar and 100% of VEON’s corporate rights in its other Ukrainian subsidiaries. The decision fully removes the restrictions on VEON’s corporate rights imposed by Ukrainian courts on its wholly owned Kyivstar and other Ukrainian subsidiaries. We are continuing to work with our local custodian to remove any remaining restrictions in respect of corporate rights. Management has taken actions to address the events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern: Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 9

• The Company has implemented business continuity plans to address known contingency scenarios to ensure that we have adequate processes and practices in place to protect the safety of our people and to handle potential impacts to our operations in Ukraine. • The Company actively engages with stakeholders, including suppliers, customers, and regulatory authorities, to proactively address potential disruptions. Diversification of supply chains and markets to reduce dependency on regions affected by the war is implemented where possible. Management also continues to review and update risk management policies to enhance resilience against the volatility stemming from the war. • The Company continues to fund its operations for the next twelve months primarily through a combination of existing liquidity and anticipated proceeds from its customers, including its wholesale business outside Ukraine. As of March 31, 2026, the Company holds US$353 in cash and cash equivalents and US$125 of other liquid financial assets, providing a total available funding of approximately US$478, which significantly exceeds the Company’s projected operating expenditures for the next twelve months. The Company has no material unrelated party debts and therefore no unrelated party debt covenants. The resilience of the Company and its ability to generate strong cash flows has been proven through the full-scale war since 2022. • Management is actively monitoring any new developments in applicable sanctions to ensure that we continue to be in compliance and to evaluate any potential impact on the Company’s financial performance, operations, and governance. Management has actively engaged with sanctions authorities where appropriate. Management is engaging with authorities in Ukraine to address any concerns they have about the ownership and management of Kyivstar and to provide all necessary assurances to confirm that sanctioned individuals, including any beneficial owners of LPE Middle East Limited (formerly L1T VIP Holdings S.à r.l., "LetterOne"), do not participate in the management of Kyivstar. • Matters relating to the VEON-related legal proceedings and restrictions on certain corporate rights remain ongoing. There were no material developments during the three months ended March 31, 2026, or during the period March 31, 2026 through May 14, 2026. • The Company’s Nasdaq listing, together with the completion of its secondary offering in February 2026, continues to enhance the Group’s access to capital markets and broaden its investor base. The accompanying unaudited interim condensed consolidated financial statements have been prepared on a going concern basis. In accordance with IAS 1, Presentation of Financial Statements, the Company has determined that the aforementioned conditions and events, considered in the aggregate, may cast substantial doubt about the Company’s ability to continue as a going concern for at least 12 months after the date these interim condensed consolidated financial statements were authorized for issuance. Management expects the actions it has taken or will take will mitigate the risk associated with the identified events and conditions. However, given the uncertainty and exogenous nature of the ongoing war and potential future imposed sanctions as well as potential new counter-sanctions, management concluded that a material uncertainty remains related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern, such that it may be unable to realize its assets and discharge its liabilities in the normal course of business. As a U.S. SEC registrant, the Company is required to have its financial statements audited in accordance with Public Company Accounting Oversight Board ("PCAOB") standards. References in these IFRS financial statements to matters that may cast significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the PCAOB standards. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 10

Major developments during the three-month period ended March 31, 2026 Acquisition of ISP Shtorm LLC On February 9, 2026, the Group entered into a Share Purchase Agreement for the acquisition of 100% of the equity interests in ISP Shtorm LLC for total consideration of US$10. ISP Shtorm LLC is a regional fixed broadband operator providing internet services to residential and business customers in Ukraine. The transaction closed on February 26th, 2026 and has been accounted for under IFRS 3 Business Combinations. For further details refer to Note 5. Acquisition of Tabletki.ua On February 10, 2026, the Group announced the acquisition of 100% of the equity interests in Tabletki.ua for total consideration of US$160, payable in full in UAH in Ukraine. Tabletki.ua is one of Ukraine’s most widely used digital platforms for finding, comparing and reserving medicines and other products available at Ukrainian pharmacies. The transaction closed on February 10, 2026 and was accounted for under IFRS 3 Business Combinations. For further details refer to Note 5. Major developments during the three-month period ended March 31, 2025 Kyivstar Expands Digital Portfolio with Acquisition of Uklon, Ukraine’s Top Ride-Hailing Business On March 19, 2025 JSC Kyivstar signed an agreement to acquire 97% of Uklon Group (“Uklon”), a leading Ukrainian ride-hailing and delivery platform for a purchase consideration of US$158. JSC Kyivstar also entered into a symmetrical put and call option agreement for the remaining 3% interest in Uklon, which may be exercised within three years of closing. The transaction closed on April 2, 2025 and described in detail in the 2025 Annual Financial Statements. VEON completes first phase of Share Buyback Program On January 27, 2025, the US$30 first phase of VEON Ltd.'s share buyback program (as carried out by Kyivstar Holdings B.V.) was completed, resulting in an additional purchase of US$22 of VEON Ltd. shares. Subsequently, during the three-month period ended March 31, 2025, all the shares purchased were transferred to VEON Amsterdam B.V. (refer to Note 8). Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 11

Table of Contents

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

OPERATING ACTIVITIES OF THE GROUP

2 SEGMENT INFORMATION

The Kyivstar operations are considered as one operating segment. While Kyivstar Group identifies a single reportable segment in accordance with IFRS 8 Operating Segments, revenue is disaggregated into the following categories:

- Telecommunication and infrastructure revenue – service revenue from mobile and fixed connectivity services provided to individuals and corporate customers and infrastructure services;
- Digital revenue – revenue from proprietary digital platforms and services

Management evaluates Kyivstar's performance on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain or loss on disposals of non-current assets, other non-operating gains or losses, and for certain non-recurring items such as listing expense ("**Adjusted EBITDA**") along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets ("**CAPEX excl. licenses and ROU**").

The following tables present revenue disaggregation and the key financial information for the three-month periods ended March 31, 2026 and 2025:

For the three-month period ended March 31:

	Telecommunication and infrastructure		Digital revenue		Total revenue	
	2026	**2025**	**2026**	**2025**	**2026**	**2025**
Kyivstar	256	236	67	19	323	255
Total	**256**	**236**	**67**	**19**	**323**	**255**

	Revenue		Selling, general and administrative expenses		Adjusted EBITDA		CAPEX excl. licenses and ROU*	
	2026	**2025**	**2026**	**2025**	**2026**	**2025**	**2026**	**2025**
Kyivstar	323	255	118	91	173	140	67	51
Total	**323**	**255**	**118**	**91**	**173**	**140**	**67**	**51**

**This includes capital expenditures on property, plant and equipment, net of advances, of US$86 (2025: US$85), intangible assets of US$23 (2025: US$9) after deducting additions in licenses of US$nil (2025: US$nil) and right-of-use assets of US$42 (2025: US$43).*

The following table provides the reconciliation of Adjusted EBITDA to profit before tax for the three-month period ended March 31:

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 12

Three-month period 2026 2025 Total Adjusted EBITDA 173 140 Adjustments to reconcile Total Adjusted EBITDA to Profit before tax Depreciation (38) (31) Amortization (20) (13) Impairment (2) (2) Finance costs (18) (21) Finance income 4 7 Other non-operating loss, net (1) (1) Net foreign exchange gain / (loss) , net 6 (21) Profit before tax 104 58 3 SHARE-BASED PAYMENTS The following table sets forth the total share-based payment expense for the three-month periods ended March 31 in relation to all directors and employees of the Company. Three-month period 2026 2025 Equity-settled share-based payment expense 1 — Total share-based compensation expense 1 — Umbrella Incentive Plan In December 2025, the Remuneration Committee approved the Group's Umbrella Incentive Plan (“Umbrella Plan”). Following the listing on Nasdaq this plan will help to establish a flexible, market-aligned framework designed to support retention, reward performance, and align with shareholder interests. On January 27, 2026, certain operating company executives were granted long term incentive ("LTI") award of 439,980 equity- settled common shares under the Umbrella Plan (assuming maximum achievement). These awards are subject to a market condition tied to an absolute share price target, applicable to the total number of shares granted with vesting scheduled for December 31, 2027. The fair value of the awards with market performance condition was determined using the Monte Carlo simulation that takes into account the likelihood of the performance condition being satisfied. The following table sets forth the principal assumptions applied by the Group in determining the fair value of the newly issued equity settled share-based payment instruments with market performance conditions: Assumptions affecting inputs to fair value model Equity-settled Annual risk-free rates of return and discount rates (%) 3.65 % Long-term dividend yield (%) — % Volatility of share price (%) 48.44 % Share price (p) $12.59 On February 10, 2026, certain board of directors were granted LTI award of 20,000 equity-settled common shares under the Umbrella Plan. These awards vested immediately without any vesting conditions. Market price as of the grant date is considered as fair value of equity settled share-based payment. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 13

4 INCOME TAXES Income tax expense in the interim period is recognized based on management’s estimate of the weighted average annual effective income tax rate expected for the full financial year, consistent with IAS 34. Income tax expense comprises current and deferred tax. Current and deferred tax are measured in accordance with IAS 12. Changes in the estimated annual effective tax rate are recognized prospectively in the interim period in which the estimate changes. Income tax expense consisted of the following for the three-month period ended March 31: Three-month period 2026 2025 Current income taxes (16) (14) Deferred income taxes (3) — Income taxes (19) (14) Effective tax rate 18.3% 24.1 % Kyivstar Group is a tax resident of the UAE and in the process of obtaining a Qualified Freezone Entity status with 0% tax rate. While the statutory tax rate in UAE is 9% ( and currently applicable) , the company's major business operations are in Ukraine where the statutory tax rate is 18% and therefore closely represents the Group's effective tax rate for the period due to its exposure to higher tax jurisdiction (Ukraine). Global Minimum Tax The Group falls within the scope of enacted Pillar Two legislation through its inclusion in the consolidated group headed by VEON Ltd. as the ultimate parent entity (“UPE”). Accordingly, the KGL Group is covered under the Pillar Two framework applicable to the VEON Group. No Pillar Two tax expense or income was recognized for the three-month period ended March 31, 2026. The assessment of the potential exposure to Pillar Two income taxes is based on the most recent tax filings, country- by-country reporting and financial statements for the constituent entities within the Kyivstar Group. Based on this assessment, the Pillar Two effective tax rates in the majority of jurisdictions in which the Kyivstar Group operates are above 15% The Company has applied the IAS 12 exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 14

INVESTING ACTIVITIES OF THE GROUP 5 SIGNIFICANT TRANSACTIONS During the three-month period ended March 31, 2026 Acquisition of Tabletki Group On February 10, 2026, JSC Kyivstar signed a share purchase agreement ("SPA") to acquire 100% of shares of MTPK LLC and its subsidiaries (collectively, the "Tabletki Group") for total consideration of US$160 upon closing of the transaction. Tabletki Group, established in 2008, is a Ukrainian business specializing in the development and maintenance of an automated platform for searching and booking medicines and other products from pharmacies in Ukraine. This strategic acquisition marks Kyivstar’s expansion into digital healthcare and pharmacy-related consumer services in line with Group’s digital operator strategy. The agreement was subject to customary closing conditions and approvals that were obtained on February 10, 2026, the date the acquisition was completed. The transaction is accounted for in accordance with IFRS 3 Business Combinations. The provisional fair values of identifiable assets and liabilities of Tabletki Group at the date of acquisition were: February 10, 2026 Non-current assets Intangible assets 77 Current assets Cash and cash equivalents 2 Other current assets 1 Fair value of identifiable net assets 80 Goodwill resulting from acquisition 80 Purchase consideration 160 The following table shows the details of cash outflow during the three-months ended March 31, 2026: March 31, 2026 Cash outflow, net of cash acquired Cash consideration 160 Less: balances acquired Cash and cash equivalents (2) Net outflow of cash - investing activities 158 Based on a preliminary purchase price allocation, the identifiable intangible assets recognized comprise: customer relationships, internally developed software, and brands and trademarks. The amounts recognized for these identifiable intangible assets are provisional and may be adjusted during the measurement period as additional information about facts and circumstances that existed at the acquisition date becomes available. The fair value of the customer relationships was determined to be US$61. The valuation of the customer base was performed using the multi-period excess earnings method. The fair value of the brands and trademarks was determined to be US$12. The valuation of the brands and trademarks was performed using the relief-from-royalty method under the income approach. The fair value of the internally developed software was determined to be US$4. The valuation of the internally developed software was performed using the replacement cost approach. The fair value of acquired other current assets related to trade and other receivables is US$1, which approximates the gross contractual amount, as a loss allowance is insignificant. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 15

The goodwill recognized on the acquisition of Tabletkі Group represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired at the acquisition date. Goodwill primarily reflects the expected synergies arising from the integration of Tabletkі Group into the Group’s operations, including enhanced market presence in the digital healthcare ecosystem, access to established customer relationships, expansion into new digital services, and the development and deployment of new digital devices leveraging combined technological capabilities. These benefits do not meet the criteria for separate recognition as identifiable intangible assets. The recognized goodwill is not deductible for tax purposes. There were no transactions recognized separately from the acquisition of assets and assumption of liabilities in the business combination. From the date of acquisition, Tabletki Group contributed US$5 of revenue and US$4 profit before tax to the Group. If the acquisition had taken place at the beginning of the period, the contribution to revenue would have been US$8 and contribution to the profit before tax would have been US$6. Acquisition-related costs of less than US$1 are included in selling, general and administrative expenses in the interim condensed consolidated income statement, and in operating cash flows in the interim condensed consolidated statement of cash flows. The accounting for the purchase of Tabletki Group is provisional as the valuation of certain intangible and long-term assets, accounts payable, other assets and liabilities, and residual goodwill related to this acquisition is not complete. Additional information is being obtained and evaluated in relation to facts and circumstances that existed as of the acquisition date, including historical customer attrition and reactivation data, pre-acquisition software development, costs and other valuation inputs, and supporting documentation for certain asset and liability balances existing at the date. Accordingly the fair values assigned to tangible and intangible assets acquired and liabilities assumed are preliminary based on management’s estimates and assumptions and may be subject to change as additional information is obtained within the measurement period (not to exceed 12 months from the acquisition date). Acquisition of ISP Shtorm LLC On February 26, 2026, JSC Kyivstar acquired 100% of the equity interests in ISP Shtorm LLC, a regional fixed broadband internet service provider operating in Ukraine. This strategic acquisition supports Kyivstar’s continued expansion in the fixed broadband segment and strengthens its position in converged telecommunications services. Kyivstar acquired 100% of ISP Shtorm LLC for total consideration of US$10 upon the closing of the transaction. The agreement was subject to customary closing conditions and approvals that were obtained on February 26, 2026, the date the acquisition was completed. The transaction is accounted for in accordance with IFRS 3 Business Combinations. The provisional fair values of identifiable assets and liabilities of ISP Shtorm LLC at the date of acquisition were: February 26, 2026 Non-current assets Intangible assets 3 Property, plant & equipment 2 Non-current liabilities Deferred tax liability (1) Fair value of identifiable net assets 4 Goodwill resulting from acquisition 6 Purchase consideration 10 The following table shows the details of cash outflow during the three-months ended March 31, 2026: Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 16

March 31, 2026 Cash outflow, net of cash acquired Purchase consideration 10 Less: deferred consideration (3) Net outflow of cash - investing activities 7 The purchase price allocation is provisional, as the Group is finalizing the valuation of certain tangible, intangible assets and deferred tax balances. The recognized amounts are provisional and may be adjusted during the measurement period as additional information about facts and circumstances that existed at the acquisition date becomes available. The fair value of the acquired intangible assets, comprising customer relationships, was determined to be US$3. The valuation was performed using the multi-period excess earnings method. The useful life has been assessed as 6 years. Goodwill arising on acquisition primarily relates to expected synergies from integrating the acquired business into the Group’s operations and the assembled workforce. The goodwill is not deductible for tax purposes. Deferred consideration of US$3 represents a fixed portion of the purchase price for the acquisition that is payable after closing and is subject only to customary post-closing purchase price adjustments. As of March 31, 2026, the related liability was recognized in the interim condensed consolidated statement of financial position within current liabilities, based on the expected timing of payment. From the acquisition date, the contribution of ISP Shtorm to the Group’s revenue and profit is less than US$1. Update on acquisition of SUNVIN11 The acquisition of SUNVIN11 LLC was completed on December 15, 2025 and was disclosed in the Group's annual financial statements for the year-ended December 31, 2025 using provisional amounts. During the three-month period ended March 31, 2026, the Group refined the purchase price allocation within the measurement period. The updates mainly related to the recognition of identifiable intangible assets, primarily green tariff rights (US$2), the fair value of property, plant and equipment US$2 and related deferred tax liabilities (US$(1)). As a result, goodwill decreased from US$7 to US$4. These measurement period adjustments did not have a material impact on the Group’s profit or loss for the period or on the previously issued annual financial statements. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 17

6 PROPERTY AND EQUIPMENT The following table summarizes the movement in the net book value of property and equipment for the three-month period ended March 31: 2026 2025* Balance as of January 1 849 624 Additions 67 66 Acquisitions* 4 — Disposals and write off (1) — Depreciation (38) (31) Impairment (2) (2) Translation adjustment (29) 7 Modifications and reassessments 36 39 Balance as of March 31 886 703 *This includes fair value adjustments of US$2 related to SUNVIN11 and US$2 relating to Shtorm (see Note 5) Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 18 * Prior period comparatives have been reclassified to conform with the current period presentation

Table of Contents

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

7 INTANGIBLE ASSETS AND GOODWILL

The following table summarizes the movement in the net book value of intangible assets, excluding goodwill for the three-month period ended March 31:

	2026	2025[1]
Balance as of January 1	**363**	**283**
Acquisitions*	82	—
Additions	26	9
Transfer and reclassification	—	1
Amortization	(20)	(13)
Translation adjustment	(11)	3
Balance as of March 31	**440**	**283**

*This includes identifiable intangible assets recognized during the period comprising: green tariff rights for US$2 (SUNVIN11), customer relationships US$61, brand and trademarks US$12 and software US$4 (Tabletki Group) and US$3 relating to customer relationships recognized in the Shtorm acquisition (see Note 5)

The movements in goodwill for the Group, for the three-month period ended March 31, 2026, by cash generating unit ("CGU") are presented below:

CGU: Kyivstar	2026	2025
Balance as of January 1	21	14
Acquisitions	86	—
Measurement period adjustment	(3)	—
Translation adjustment	(1)	—
Balance as of March 31	**103**	**14**

CGU: Uklon	2026	2025
Balance as of January 1	107	—
Translation adjustment	(4)	—
Balance as of March 31	**103**	**—**

*For acquisitions, refer to Note 5 for further details.

Goodwill is tested for impairment annually at September 30, or when circumstances indicate the carrying value may be impaired. The Company's impairment test is primarily based on fair value less cost of disposal calculations (Level 3 in the fair value hierarchy) using a discounted cash flow model, based on cash flow projections from business plans prepared by management. The Company considers, amongst other things, the relationship between its market capitalization and its book value, as well as the weighted average cost of capital and the quarterly financial performances of each CGU when reviewing for indicators of impairment in interim periods. Refer to the table above for an overview of the carrying value of goodwill.

Impairment losses

The Company did not identify any indicators of impairment during the three-month periods ended March 31, 2026, and 2025. Based on the analysis performed, no impairment was identified for any CGUs.

[1] Prior period comparatives have been reclassified to conform with the current period presentation

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 19

FINANCING ACTIVITIES OF THE GROUP 8 INVESTMENTS, DEBT AND DERIVATIVES The Company holds the following investments and derivative assets: March 31, 2026 December 31, 2025 At amortized cost Indemnity receivable from VEON Amsterdam B.V. 29 40 Other receivables from VEON Amsterdam B.V. 9 9 Security deposits and cash collateral 125 119 Other investments 2 2 Total investments and derivatives 165 170 Non-current 2 2 Current 163 168 Indemnity receivable from VEON Amsterdam B.V. (US$29) represents amounts due under an indemnity agreement whereby VEON Amsterdam B.V. has agreed to reimburse the Group for potential future payments of principal and interest on the Bonds described below. The indemnity receivable from VEON Amsterdam was reduced by US$11 during the three-month period ended March 31, 2026 following its utilization in connection with the partial settlement of April 2025 Bonds. Security deposits and cash collateral consist of funds held in the account of a clearing company acting as an intermediary between Kyivstar and roaming and interconnect partners, amounting to US$125 (2025: US$119). As of March 31, 2026 other investments at amortized cost predominantly include sovereign Ukrainian bonds held by Kyivstar. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 20

Table of Contents

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The Company holds the following debt and derivative liabilities:

	March 31, 2026	December 31, 2025
At fair value		
Warrants	28	27
Total at fair value	**28**	**27**
At discounted redemption amount		
Put option liability	2	2
Total at discounted redemption amount	**2**	**2**
At amortized cost		
Bonds	28	38
Interest accrued on Bonds	1	2
Lease liabilities	393	374
Loan Note Payable - VEON Amsterdam B.V.	59	57
Other financial liabilities	15	16
Total at amortized cost	**496**	**487**
Total debt and derivatives	**526**	**516**
Non-current	298	287
Current	228	229

At fair value

Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

Level 3 – Inputs that are not based on observable market data.

On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between fair value hierarchy levels. This depends on how the Company is able to obtain the underlying inputs when assessing the fair valuations. During the three-month period ended March 31, 2026, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.

As of March 31, 2026, the Group had 7,666,528 Warrants outstanding (December 31, 2025: 7,666,528). Each Warrant entitles the holder to purchase one Common Share at an exercise price of US$11.50 per share. The Warrants are exercisable from September 14, 2025 and will expire on August 14, 2030. There were no Warrants exercised during the three-month period ended March 31, 2026.

The Warrants are accounted for as liabilities and are measured at fair value as of each reporting period. As the Warrants are traded on an active market under the trading symbol "KYIVW", the fair value of the warrants is a level 1 fair value measurement. The change in the fair value of the Warrants for the three-month period ended March 31, 2026 amounted to US$1 loss which has been recorded in the interim condensed consolidated income statement within other non-operating loss, net.

At discounted redemption amount

Put option liability represents Helsi put option liability amounting to US$1 (December 31, 2025: US$1) and Uklon put option liability amounting to US$1 (December 31, 2025: US$1), both measured at the discounted redemption amount.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 21

At amortized cost As of March 31, 2026, Bonds represent the principal and interest amounts outstanding for April 2025 Old Notes US$14 (December 31, 2025: US$24) and June 2025 Old Notes (US$15 (RUB1,254) (December 31, 2025: US$16 (RUB1,254)) which were not exchanged for New Notes prior to their respective maturity dates. Upon tender from Old noteholders, it is the Company’s intention to exchange the Old Notes, including accrued interest, of eligible noteholders against a cash settlement. Eligibility is based on successful completion of a sanctions check procedure. An indemnity agreement between Kyivstar Holdings and VEON Amsterdam B.V. is in place which is to see Kyivstar Holdings made whole for any external payments to eligible Old noteholders. During the three-month ended March 31, 2026, Kyivstar Holdings B.V. partially settled April 2025 Old Notes in the aggregate amount of US$11, comprising US$10 of principal and less than US$1 of accrued interest. The lease liabilities primarily (approximately 67%) relate to lease agreements with LLC “Ukraine Tower Company”, an entity under common control of VEON Ltd (see Note 12). These include leases arising from the sale-and-leaseback transaction of passive infrastructure as well as additional lease arrangements entered into subsequent to that transaction. Other financial liabilities primarily comprise a long-term financial liability of US$10 relating to the license for the Digital Business Support System and contingent consideration payable of US$4 in connection with the acquisition of Uklon Group. On August 13, 2025, in connection with the consummation of the Business Combination Agreement, Kyivstar Group Ltd. issued a loan note payable (the “Loan Note Payable”) to VEON Amsterdam B.V. in the aggregate principal amount of $178. The Loan Note Payable bears interest at a rate of 10% per annum, payable at maturity on August 12, 2026, and may be prepaid in whole or in part at any time without premium or penalty. Amounts repaid will be applied first to accrued interest and then to outstanding principal. On September 17, 2025, repayment of $124 was made, consisting of $122 of principal and $2 of interest. The remaining balance, including accrued interest, as of March 31, 2026 is $59. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 22

Significant changes in financial assets and financial liabilities There were no significant changes in financial assets and financial liabilities during the three-month period ended March 31, 2026 and 2025, except as disclosed above. Financing activities during the three-month period ended March 31, 2026 and 2025 There were no significant financing activities during the three-month period ended March 31, 2026 and 2025. 9 CASH AND CASH EQUIVALENTS Cash and cash equivalents consisted of the following items: March 31, 2026 December 31, 2025 Cash and cash equivalents at banks and on hand 229 247 Short-term deposits and money market funds 124 208 Cash and cash equivalents, as presented in the interim condensed consolidated statement of cash flows 353 455 As of March 31, 2026, US$308 (2025: US$415) of cash and cash equivalents at the level of Ukraine was subject to currency restrictions that limit the Company's ability to upstream the cash or make certain payments outside the country, but these balances are otherwise freely available to the Ukrainian operations. Cash and cash equivalents with original maturity of less than three months amounting to US$117 (2025: US$202) comprise short-term deposits held by Kyivstar. The imposition of currency exchange controls or other similar restrictions on currency convertibility in Ukraine could limit Kyivstar Group’s ability to convert local currencies or repatriate local cash in a timely manner or at all, as well as remit dividends. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 23

10 DIVIDENDS AND CAPITAL DISTRIBUTIONS There were no dividends paid or capital distributions paid during the three-month period ended March 31, 2026 and 2025. 11 ISSUED CAPITAL AND RESERVES The Company's issued share capital comprised of the following: March 31, 2026 December 31, 2025 Authorized common shares (nominal value of US$0.01 per share) 265,430,000 265,430,000 Issued shares 230,863,624 230,863,624 Kyivstar Group Ltd. has an authorized share capital of US$3, divided into 265,430,000 common shares of nominal value US$0.01 (in dollars). For the three-months ended March 31, 2026 the 7,666,528 warrants were excluded from the calculation of diluted earnings per share as the impact of including them was anti-dilutive. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 24

ADDITIONAL INFORMATION 12 RELATED PARTIES The immediate parent and the ultimate controlling shareholder of the Company are VEON Amsterdam B.V. and VEON Ltd., respectively. Related parties, as defined by IAS 24, are natural persons or companies that can be influenced by Kyivstar Group Ltd., that can exert an influence on the Company or that are under the influence of another related party of the Company. Transactions with related parties were conducted at arm’s length. The following table provides the total amount of transactions that have been entered into with related parties and their affiliates for the three-month period ended March 31: 2026 2025 Ultimate and Immediate parent Entities under common control Key Management Personnel Ultimate and Immediate parent Entities under common control Key Management Personnel Cost of services, equipment and accessories — (4) — — (2) — Selling, general and administrative expenses — — (1) — — (1) Finance costs (1) (11) — — (10) — Depreciation charge of right-of-use asset — (10) — — (8) — Other operating income — 1 — — — — Other operating expenses — (2) — (9) — — Finance income — — — 5 — — Total (1) (26) (1) (4) (20) (1) Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 25

Table of Contents

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The following table provides the total balance of accounts with related parties and their affiliates at the end of the relevant period:

	March 31, 2026		December 31, 2025	
	Ultimate and Immediate parent	Entities under common control	Ultimate and Immediate parent	Entities under common control
Right-of-use assets - LLC "Ukraine Tower Company"	—	226	—	214
Trade and other receivables - LLC "Ukraine Tower Company"	—	1	—	1
Indemnity receivable from VEON Amsterdam B.V.	29	—	40	—
Other receivables from VEON Amsterdam B.V.	9	—	9	—
Financial assets - VEON Ltd.	1	—	1	—
	39	**227**	**50**	**215**
Trade and other payables - LLC "Ukraine Tower Company"	—	(9)	—	(8)
Trade and other payables - VEON Ltd.	(14)	—	(17)	—
Trade and other payables - VEON Group Holding Company Ltd	—	(19)	—	(17)
Lease liabilities - LLC "Ukraine Tower Company"	—	(265)	—	(250)
Loan Note Payable - VEON Amsterdam B.V.	(59)	—	(57)	—
Other current liabilities - VEON Ltd.	(14)	—	(12)	—
	(87)	**(293)**	**(86)**	**(275)**

13 RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES

Other than disclosed elsewhere in these interim condensed consolidated financial statements and as disclosed in our audited annual consolidated financial statements for 2025 as filed in the Form 20-F on March 16, 2026, there were no material changes to risks, commitments, contingencies and uncertainties that occurred during the three-month period ended March 31, 2026.

14 EVENTS AFTER THE REPORTING PERIOD

Company Shareholders Re-elect Board at 2026 AGM

The Company announced that during the 2026 AGM held on May 12, 2026, the Company's shareholders approved the re-election of all ten directors who served on the Board in the previous term. The Company welcomed back Serdar Çetin, Betsy Z. Cohen, Augie K Fabela II, Sir Brandon Lewis, Burak Ozer, Duncan Perry, Michael R. Pompeo, Dmytro Shymkiv, Michiel Soeting and Kaan Terzioğlu to the Board. Following the AGM, the new Board held its inaugural meeting, and re-elected Kaan Terzioğlu as the Chairman of the Board.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 26

15 NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's audited annual consolidated financial statements as of and for the year ended December 31, 2025. Certain new and amended standards became effective as of January 1, 2026, which did not have a material impact on Kyivstar Group's interim condensed consolidated financial statements. Kyivstar Group has not early adopted any standards, interpretations or amendments that have been issued but have not yet become effective. Dubai, May 14, 2026 Kyivstar Group Ltd. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026 27